Exhibit 99.1

Battalion Oil Corporation Announces Fourth Quarter 2023 Financial and Operating Results

HOUSTON, TEXAS – March 29, 2024 – Battalion Oil Corporation (NYSE American: BATL, “Battalion” or the “Company”) today announced financial and operating results for the fourth quarter of 2023.

Key Highlights

●	Approximately 41,000 net acres, 91% HBP in three contiguous blocks across Ward, Winkler and Pecos Counties with substantial remaining location inventory
●	Brought previously announced AGI project online in Q1 2024 treating over 20 MMcf/d
●	Recommenced drilling operations in Monument Draw in Q4 2023 to execute a six well program
o	Completed two wells in Q4 2023, brought online in Q1 2024 under budget with strong initial results
o	Drilled two additional wells in Q1 2024, currently completing
o	Commenced drilling operations on two additional wells in Q1 2024, currently drilling ahead
●	Generated full year sales volumes of 13,784 barrels of oil equivalent per day (“Boe/d”) (48% oil)
●	Year-end 2023 reserves of approximately 68.1 million barrels of oil equivalent (“MMBoe”) with a standardized measure of discounted future net cash flows of approximately $598.5 million.
●	Executed a $35.0 million preferred equity raise in December 2023 and an additional $20.0 million preferred equity raise in March 2024 to support drilling program
●	Continuing strategic alternatives initiative and are working toward closing our previously announced merger agreement with Fury Resources

Management Comments

During Q4 2023, following the preferred equity raise, the Company re-commenced its drilling operations in Monument Draw after operating a three-well pad on non-operated acreage adjacent to the asset.   The company also prepared additional locations across all three asset areas to support additional activity in Ward, Winkler, and Pecos Counties. Since the quarter close, the two well Glacier pad drilled in Q4 2023 has been completed and is on production. These wells came online below budget, above projected type curve, with substantial pressure support and 30-day IP’s over 1,950 Boe/d and 1,750 Boe/d, respectively.  Two additional wells (Rio Bravo pad) have been drilled to total depth and are currently being completed.  The drilling rig has moved onto an additional two-well pad (Vermejo pad) in Monument Draw. All operations have been favorable to plan from both a capital and timing perspective.

During the fourth quarter, workover operations for the acid gas injection (“AGI”) project were substantially completed.  Since that time, the facility has restarted operations and began taking acid gas from the Company with approximately 200 MMcf being recently treated at AGI and approximately 175 MMcf of sweet gas being returned to the Company for sales to our midstream partner. As the facility continues to come online, the Company will benefit from the return to production of currently curtailed volumes of up to 750 Bbl/d. Additionally, when the AGI is operating at full capacity, we expect to save up to $2.0 million per month in gas treating costs.

Matt Steele, Chief Executive Officer, commented “The operations team has performed exceptionally well on our Monument Draw drilling campaign. The most recent Glacier pad wells represent some of the best the Company has ever drilled from both a cost and performance basis. Bringing the AGI back online to treat our gas represents a new era at Battalion. The difficult steps we took last year to right size the Company and focus on operational excellence are beginning to pay dividends.”

Results of Operations

Average daily net production and total operating revenue during the fourth quarter of 2023 were 12,022 Boe/d (46% oil) and $47.2 million, respectively, as compared to production and revenue of 15,696 Boe/d (51% oil) and $76.8 million, respectively, during the fourth quarter of 2022. The decrease in revenues in the fourth quarter of 2023 as compared to the fourth quarter of 2022 is attributable to an approximate 3,674 Boe/d decrease in average daily production and a $10.21 decrease in average realized prices (excluding the impact of hedges). Excluding the impact of hedges, Battalion realized 99.7% of the average NYMEX oil price during the fourth quarter of 2023. Realized hedge losses totaled approximately $3.0 million during the fourth quarter 2023.

Lease operating and workover expense was $11.87 per Boe in the fourth quarter of 2023 versus $9.89 per Boe in the fourth quarter of 2022. The increase in lease operating and workover expense per Boe year-over-year is primarily attributable to a decrease in average daily production as a large portion of our lease operating expenses are fixed costs. Gathering and other expense was $13.31 per Boe in the fourth quarter of 2023 versus $11.31 per Boe in the fourth quarter of 2022. The increase was primarily related to midstream disruptions and plant curtailments and an increased percentage of total production requiring H2S treatment, as well as inflationary impacts on costs associated with our own hydrogen sulfide treating plant. General and administrative expense was $4.93 per Boe in the fourth quarter of 2023 compared to $2.46 per Boe in the fourth quarter of 2022. The increase is primarily due to audit, legal and transaction costs associated with the potential merger with Fury Resources. These costs will be substantially reduced in future quarters.

For the fourth quarter of 2023, the Company reported a net income available to common stockholders of $27.0 million and net income per diluted share available to common shareholders of $1.63 per share available to common stockholders. After adjusting for selected items, the Company reported an adjusted diluted net loss available to common stockholders for the fourth quarter of 2023 of $16.6 million, or an adjusted diluted net loss of $1.01 per common share (see Reconciliation for additional information). Adjusted EBITDA during the quarter ended December 31, 2023 was $10.0 million as compared to $22.7 million during the quarter ended December 31, 2022 (see Adjusted EBITDA Reconciliation table for additional information).

Liquidity and Balance Sheet

As of December 31, 2023, the Company had $200.2 million of indebtedness outstanding and approximately $0.3 million of letters of credit outstanding. Total liquidity on December 31, 2023, made up of cash and cash equivalents, was $57.5 million.

On November 8, 2023, the Company obtained a commitment letter from its existing equity stockholders to purchase additional preferred equity securities in an amount up to $55.0 million. An aggregate of 35,000 shares of preferred stock were sold on December 15, 2023, under such support letter for proceeds of $34.1 million, net of discount. On March 27, 2024, the remaining 20,000 shares under such support letter were sold for proceeds of $19.5 million, net of discount.

For further discussion on our liquidity and balance sheet, as well as recent developments, refer to Management’s Discussion and Analysis and Risk Factors in the Company’s Form 10-K.

Important Information for Investors and Stockholders

This communication is being made in respect of the proposed transaction involving the Company and Fury Resources, Inc., a Delaware corporation. In connection with the proposed transaction, the Company intends to file, or has filed, the relevant materials with the U.S. Securities and Exchange Commission (“SEC”), including a proxy statement on Schedule 14A and a transaction statement on Schedule 13e-3 (the “Schedule 13e-3”). Promptly after filing its definitive proxy statement with the SEC, the Company will mail the definitive proxy statement and a proxy card to each stockholder of the Company entitled to vote at the special meeting relating to the proposed transaction. This communication is not a substitute for the proxy statement, the Schedule 13e-3 or any other document that the Company has or may file with the SEC or send to its stockholders in connection with the proposed transaction. The relevant materials filed by the Company will be made available to the Company’s investors and stockholders at no expense to them and copies may be obtained free of charge on the Company’s website at www.battalionoil.com. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov. Investors and stockholders of the Company are urged to read the proxy statement, the Schedule 13e-3 and the other relevant materials as they become available before making any voting or investment decision with respect to the proposed transaction because they contain important information about the Company and the proposed transaction.

Participants in Solicitation

The Company and its directors, executive officers, other members of its management and employees may be deemed to be participants in the solicitation of proxies of the Company stockholders in connection with the proposed transaction under SEC rules. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of the Company’s executive officers and directors in the solicitation by reading the Company’s Annual Report on Form 10-K, for the fiscal year ended December 31, 2023, and the proxy statement, the Schedule 13e-3 and other relevant materials that will be, or have been, filed with the SEC in connection with the proposed transaction as they become available. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the proposed transaction and the Schedule 13e-3, as they become available.

Forward Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements that are not strictly historical statements constitute forward-looking statements. Forward-looking statements include, among others, statements about anticipated production, liquidity, capital spending, drilling and completion plans, and forward guidance. Forward-looking statements may often, but not always, be identified by the use of such words such as "expects", "believes", "intends", "anticipates", "plans", "estimates", “projects,” "potential", "possible", or "probable" or statements that certain actions, events or results "may", "will", "should", or "could" be taken, occur or be achieved. Forward-looking statements are based on current beliefs and expectations and involve certain assumptions or estimates that involve various risks and uncertainties that could cause actual results to differ materially from those reflected in the statements. These risks include, but are not limited to, those set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and other filings submitted by the Company to the SEC, copies of which may be obtained from the SEC's website at www.sec.gov or through the Company's website at www.battalionoil.com. Readers should not place undue reliance on any such forward-looking statements, which are made only as of the date hereof. The Company has no duty, and assumes no obligation, to update forward-looking statements as a result of new information, future events or changes in the Company's expectations.

About Battalion

Battalion Oil Corporation is an independent energy company engaged in the acquisition, production, exploration and development of onshore oil and natural gas properties in the United States.

Contact

Matthew B. Steele

Chief Executive Officer & Principal Financial Officer

832-538-0300

BATTALION OIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Years Ended
	December 31,		December 31,
	2023	2022	2023	2022

Operating revenues:
Oil, natural gas and natural gas liquids sales:
Oil	$39,562	$60,816	$183,634	$267,690
Natural gas	2,429	6,914	11,057	46,210
Natural gas liquids	4,921	8,267	23,814	43,501
Total oil, natural gas and natural gas liquids sales	46,912	75,997	218,505	357,401
Other	330	805	2,257	1,663
Total operating revenues	47,242	76,802	220,762	359,064

Operating expenses:
Production:
Lease operating	10,656	12,397	44,864	48,095
Workover and other	2,480	1,876	7,149	6,683
Taxes other than income	2,266	2,547	11,943	18,483
Gathering and other	14,718	16,330	63,575	64,117
General and administrative	5,453	3,564	19,025	17,635
Depletion, depreciation and accretion	12,337	15,479	56,624	51,915
Total operating expenses	47,910	52,193	203,180	206,928
(Loss) income from operations	(668)	24,609	17,582	152,136

Other income (expenses):
Net gain (loss) on derivative contracts	42,430	(21,872)	12,689	(110,006)
Interest expense and other	(9,074)	(10,389)	(33,319)	(23,591)
Total other income expenses	33,356	(32,261)	(20,630)	(133,597)
Income (loss) before income taxes	32,688	(7,652)	(3,048)	18,539
Income tax benefit (provision)	—	—	—	—
Net income (loss)	$32,688	$(7,652)	$(3,048)	$18,539
Series A preferred dividends	(5,695)	—	(12,047)	—
Net income (loss) available to common stockholders	$26,993	$(7,652)	$(15,095)	$18,539

Net income (loss) per share of common stock:
Basic	$1.64	$(0.47)	$(0.92)	$1.14
Diluted	$1.63	$(0.47)	$(0.92)	$1.12
Weighted average common shares outstanding:
Basic	16,457	16,345	16,441	16,331
Diluted	16,517	16,345	16,441	16,510

BATTALION OIL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(In thousands, except share and per share amounts)

	December 31, 2023	December 31, 2022
Current assets:
Cash and cash equivalents	$57,529	$32,726
Accounts receivable, net	23,021	37,974
Assets from derivative contracts	8,992	16,244
Restricted cash	90	90
Prepaids and other	907	1,131
Total current assets	90,539	88,165
Oil and natural gas properties (full cost method):
Evaluated	755,482	713,585
Unevaluated	58,909	62,621
Gross oil and natural gas properties	814,391	776,206
Less - accumulated depletion	(445,975)	(390,796)
Net oil and natural gas properties	368,416	385,410
Other operating property and equipment:
Other operating property and equipment	4,640	4,434
Less - accumulated depreciation	(1,817)	(1,209)
Net other operating property and equipment	2,823	3,225
Other noncurrent assets:
Assets from derivative contracts	4,877	5,379
Operating lease right of use assets	1,027	352
Other assets	17,656	2,827
Total assets	$485,338	$485,358

Current liabilities:
Accounts payable and accrued liabilities	$66,525	$100,095
Liabilities from derivative contracts	17,191	29,286
Current portion of long-term debt	50,106	35,067
Operating lease liabilities	594	352
Asset retirement obligations	—	225
Total current liabilities	134,416	165,025
Long-term debt, net	140,276	182,676
Other noncurrent liabilities:
Liabilities from derivative contracts	16,058	33,649
Asset retirement obligations	17,458	15,244
Operating lease liabilities	490	—
Other	2,084	4,136
Commitments and contingencies
Temporary equity:
Series A redeemable convertible preferred stock: 98,000 shares of $0.0001	106,535	—
par value authorized, issued and outstanding as of December 31, 2023
Stockholders' equity:
Common stock: 100,000,000 shares of $0.0001 par value authorized;
16,456,563 and 16,344,815 shares issued and outstanding as of
December 31, 2023 and 2022, respectively	2	2
Additional paid-in capital	321,012	334,571
Accumulated deficit	(252,993)	(249,945)
Total stockholders' equity	68,021	84,628
Total liabilities and stockholders' equity	$485,338	$485,358

BATTALION OIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(In thousands)

	Three Months Ended		Years Ended
	December 31,		December 31,
	2023	2022	2023	2022
Cash flows from operating activities:
Net income (loss)	$32,688	$(7,652)	$(3,048)	$18,539
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depletion, depreciation and accretion	12,337	15,479	56,624	51,915
Stock-based compensation, net	161	670	(1,070)	2,210
Unrealized gain on derivative contracts	(45,403)	3,655	(21,934)	(20,256)
Amortization/accretion of financing related costs	1,826	2,722	7,615	5,448
Reorganization items, net	—	—	—	(744)
Accrued settlements on derivative contracts	(2,587)	(3,191)	259	4,302
Change in fair value of embedded derivative liability	530	1,224	(2,052)	(1,819)
Other expense (income)	214	51	358	(77)
Cash flow from operations before changes in working capital	(234)	12,958	36,752	59,518
Changes in working capital	6,758	12,029	(19,163)	19,283
Net cash provided by operating activities	6,524	24,987	17,589	78,801

Cash flows from investing activities:
Oil and natural gas capital expenditures	(16,196)	(38,467)	(46,288)	(125,465)
Proceeds received from sales of oil and natural gas assets	3,740	331	4,929	332
Other operating property and equipment capital expenditures	(17)	(211)	(153)	(1,160)
Contract asset	(3,705)	—	(10,308)	—
Other	1,439	(3)	(25)	163
Net cash used in investing activities	(14,739)	(38,350)	(51,845)	(126,130)

Cash flows from financing activities:
Proceeds from borrowings	—	15,078	-	35,200
Repayments of borrowings	(10,027)	(10)	(35,093)	(95)
Payment of deferred financing costs	—	(2,508)	—	(2,887)
Proceeds from issuance of preferred stock	33,182	—	94,607	-
Other	(1)	60	(455)	(432)
Net cash provided by financing activities	23,154	12,620	59,059	31,786

Net increase (decrease) in cash, cash equivalents and restricted cash	14,939	(743)	24,803	(15,543)

Cash, cash equivalents and restricted cash at beginning of period	42,680	33,559	32,816	48,359
Cash, cash equivalents and restricted cash at end of period	$57,619	$32,816	$57,619	$32,816

BATTALION OIL CORPORATION

SELECTED OPERATING DATA (Unaudited)

	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022

Production volumes:
Crude oil (MBbls)	510	740	2,415	2,837
Natural gas (MMcf)	2,102	2,315	8,718	9,337
Natural gas liquids (MBbls)	246	318	1,163	1,242
Total (MBoe)	1,106	1,444	5,031	5,635
Average daily production (Boe/d)	12,022	15,696	13,784	15,438

Average prices:
Crude oil (per Bbl)	$77.57	$82.18	$76.04	$94.36
Natural gas (per Mcf)	1.16	2.99	1.27	4.95
Natural gas liquids (per Bbl)	20.00	26.00	20.48	35.02
Total per Boe	42.42	52.63	43.43	63.43

Cash effect of derivative contracts:
Crude oil (per Bbl)	$(10.43)	$(24.73)	$(7.76)	$(40.82)
Natural gas (per Mcf)	1.12	0.04	1.09	(1.55)
Natural gas liquids (per Bbl)	—	—	—	—
Total per Boe	(2.69)	(12.62)	(1.84)	(23.12)

Average prices computed after cash effect of settlement of derivative contracts:
Crude oil (per Bbl)	$67.14	$57.45	$68.28	$53.54
Natural gas (per Mcf)	2.28	3.03	2.36	3.40
Natural gas liquids (per Bbl)	20.00	26.00	20.48	35.02
Total per Boe	39.73	40.01	41.59	40.31

Average cost per Boe:
Production:
Lease operating	$9.63	$8.59	$8.92	$8.54
Workover and other	2.24	1.30	1.42	1.19
Taxes other than income	2.05	1.76	2.37	3.28
Gathering and other	13.31	11.31	12.64	11.38
General and administrative, as adjusted (1)	3.63	1.87	3.39	2.52
Depletion	10.80	10.49	10.97	9.05

(1) Represents general and administrative costs per Boe, adjusted for items noted in the reconciliation below:

General and administrative:
General and administrative, as reported	$4.93	$2.46	$3.78	$3.13
Stock-based compensation:
Non-cash	(0.15)	(0.46)	0.21	(0.39)
Non-recurring (charges) credits and other:
Cash	(1.15)	(0.13)	(0.60)	(0.22)
General and administrative, as adjusted(2)	$3.63	$1.87	$3.39	$2.52
Total operating costs, as reported	$32.16	$25.42	$29.13	$27.52
Total adjusting items	(1.30)	(0.59)	(0.39)	(0.61)
Total operating costs, as adjusted(3)	$30.86	$24.83	$28.74	$26.91

(2)	General and administrative, as adjusted, is a non-GAAP measure that excludes non-cash stock-based compensation charges relating to equity awards under our incentive stock plan, as well as other cash charges associated with non-recurring charges and other. The Company believes that it is useful to understand the effects that these charges have on general and administrative expenses and total operating costs and that exclusion of such charges is useful for comparison to prior periods.
(3)	Represents lease operating expense, workover and other expense, taxes other than income, gathering and other expense and general and administrative costs per Boe, adjusted for items noted in the reconciliation above.

BATTALION OIL CORPORATION

RECONCILIATION (Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Years Ended
	December 31,		December 31,
	2023	2022	2023	2022
As Reported:
Net income (loss) available to common stockholders - diluted (1)	$26,993	$(7,652)	$(15,095)	$18,539

Impact of Selected Items:
Unrealized (gain) loss on derivatives contracts:
Crude oil	$(38,604)	$18,156	$(22,601)	$(10,730)
Natural gas	(6,799)	(14,501)	667	(9,526)
Total mark-to-market non-cash charge	(45,403)	3,655	(21,934)	(20,256)
Change in fair value of embedded derivative liability	529	1,224	(2,053)	(1,819)
Non-recurring charges (credits)	1,268	194	3,042	1,230
Selected items, before income taxes	(43,606)	5,073	(20,945)	(20,845)
Income tax effect of selected items	—	—	—	—
Selected items, net of tax	$(43,606)	$5,073	$(20,945)	$(20,845)

Net (loss) available to common stockholders, as adjusted (2)	$(16,613)	$(2,579)	$(36,040)	$(2,306)

Diluted net income (loss) per common share, as reported	$1.63	$(0.47)	$(0.92)	$1.12
Impact of selected items	(2.64)	0.31	(1.27)	(1.26)
Diluted net (loss) per common share, excluding selected items (2)(3)	$(1.01)	$(0.16)	$(2.19)	$(0.14)

Net cash provided by (used in) operating activities	$6,524	$24,987	$17,589	$78,801
Changes in working capital	(6,758)	(12,029)	19,163	(19,283)
Cash flow from operations before changes in working capital	(234)	12,958	36,752	59,518
Cash components of selected items	4,707	11,989	3,301	6,276
Income tax effect of selected items	—	—	—	—
Cash flows from operations before changes in working capital, adjusted for selected items (1)	$4,473	$24,947	$40,053	$65,794

(1)	Amount reflects net (loss) income available to common stockholders on a diluted basis for earnings per share purposes as calculated using the two-class method of computing earnings per share which is further described in Note 14, Earnings Per Share in our Form 10-K for the year ended December 31, 2023.
(2)	Net (loss) income earnings per share excluding selected items and cash flows from operations before changes in working capital adjusted for selected items are non-GAAP measures presented based on management's belief that they will enable a user of the financial information to understand the impact of these items on reported results. These financial measures are not measures of financial performance under GAAP and should not be considered as an alternative to net income, earnings per share and cash flows from operations, as defined by GAAP. These financial measures may not be comparable to similarly named non-GAAP financial measures that other companies may use and may not be useful in comparing the performance of those companies to Battalion's performance.
(3)	The impact of selected items for the three and twelve months ended December 31, 2023 were calculated based upon weighted average diluted shares of 16.5 million and 16.4 million shares, respectively, due to the net (loss) income available to common stockholders, excluding selected items. The impact of selected items for the three and twelve months ended December 31, 2022 were calculated based upon weighted average diluted shares of 16.3 million shares, respectively, due to the net (loss) income available to common stockholders, excluding selected items.

BATTALION OIL CORPORATION

ADJUSTED EBITDA RECONCILIATION (Unaudited)

(In thousands)

	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022

Net income (loss), as reported	$32,688	$(7,652)	$(3,048)	$18,539
Impact of adjusting items:
Interest expense	8,917	9,378	36,511	25,725
Depletion, depreciation and accretion	12,337	15,479	56,624	51,915
Stock-based compensation	161	670	(1,070)	2,210
Interest income	(525)	(227)	(1,243)	(369)
Loss (gain) on extinguishment of debt	—	—	—	—
Unrealized loss (gain) on derivatives contracts	(45,403)	3,655	(21,934)	(20,256)
Change in fair value of embedded derivative liability	529	1,224	(2,053)	(1,819)
Non-recurring charges (credits) and other	1,268	194	2,728	1,061
Adjusted EBITDA(1)	$9,972	$22,721	$66,515	$77,006

(1)	Adjusted EBITDA is a non-GAAP measure, which is presented based on management's belief that it will enable a user of the financial information to understand the impact of these items on reported results. This financial measure is not a measure of financial performance under GAAP and should not be considered as an alternative to GAAP measures, including net income (loss). This financial measure may not be comparable to similarly named non-GAAP financial measures that other companies may use and may not be useful in comparing the performance of those companies to Battalion's performance.

BATTALION OIL CORPORATION

ADJUSTED EBITDA RECONCILIATION (Unaudited)

(In thousands)

	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023

Net income (loss), as reported	$32,688	$(53,799)	$(4,748)	$22,811
Impact of adjusting items:
Interest expense	8,917	9,219	9,366	9,009
Depletion, depreciation and accretion	12,337	13,426	14,713	16,148
Stock-based compensation	161	(686)	(772)	227
Interest income	(525)	(293)	(234)	(191)
Unrealized loss (gain) on derivatives contracts	(45,403)	46,805	(2,332)	(21,004)
Change in fair value of embedded derivative liability	529	(1,878)	358	(1,062)
Non-recurring charges (credits) and other	1,268	831	477	152
Adjusted EBITDA(1)	$9,972	$13,625	$16,828	$26,090

Adjusted LTM EBITDA(1)	$66,515

(1)	Adjusted EBITDA is a non-GAAP measure, which is presented based on management's belief that it will enable a user of the financial information to understand the impact of these items on reported results. This financial measure is not a measure of financial performance under GAAP and should not be considered as an alternative to GAAP measures, including net income (loss). This financial measure may not be comparable to similarly named non-GAAP financial measures that other companies may use and may not be useful in comparing the performance of those companies to Battalion's performance.

BATTALION OIL CORPORATION

ADJUSTED EBITDA RECONCILIATION (Unaudited)

(In thousands)

	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022

Net income (loss), as reported	$(7,652)	$105,888	$13,047	$(92,744)
Impact of adjusting items:
Interest expense	9,378	6,232	5,394	4,721
Depletion, depreciation and accretion	15,479	13,615	12,601	10,220
Stock-based compensation	670	683	473	384
Interest income	(227)	(141)	(1)	—
Unrealized loss (gain) on derivatives contracts	3,655	(102,112)	(12,837)	91,038
Change in fair value of embedded derivative liability	1,224	(449)	(562)	(2,032)
Non-recurring charges (credits) and other	194	597	53	217
Adjusted EBITDA(1)	$22,721	$24,313	$18,168	$11,804

Adjusted LTM EBITDA(1)	$77,006

(1)	Adjusted EBITDA is a non-GAAP measure, which is presented based on management's belief that it will enable a user of the financial information to understand the impact of these items on reported results. This financial measure is not a measure of financial performance under GAAP and should not be considered as an alternative to GAAP measures, including net income (loss). This financial measure may not be comparable to similarly named non-GAAP financial measures that other companies may use and may not be useful in comparing the performance of those companies to Battalion's performance.